UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 13, 2026

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated May 13, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: May 13, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY CORPORATION LTD.
FIRST QUARTER 2026 UPDATE
Highlights
•U.S. GAAP net income attributable to shareholders of Teekay of $47.7 million, or $0.55 per share, in the first quarter of 2026.
•Teekay has declared a special cash dividend of $1.00 per common share, payable on June 2, 2026 to all of Teekay Corporation's shareholders of record on May 26, 2026.
•As part of Teekay Tankers' fleet renewal plan, during the first quarter of 2026, Teekay Tankers completed the following previously-announced transactions: (1) acquired three 2016-built Aframax tankers for a total of $141.5 million and (2) completed the sales of a 2007-built and a 2009-built Suezmax tanker for total proceeds of $73 million and recorded related gains on sales of $22.7 million.
•In addition, in April 2026, Teekay Tankers agreed to purchase two Korean resale Suezmax tanker newbuildings for a total of $190 million with expected deliveries in 2027 and, in May 2026, sold one 2009-built Suezmax vessel for $53.5 million.
•Consistent with Teekay Tankers’ dividend policy, Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per share for the quarter ended March 31, 2026. In addition, Teekay Tankers declared a special dividend of $1.00 per share, for a combined dividend of $1.25 per common share, payable in June 2026.
Hamilton, Bermuda, May 13, 2026 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today provided an update for the three months ended March 31, 2026, including certain unaudited U.S. GAAP results. These results include those of the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and of all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the first quarter of 2026 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2026	2025	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	285,821	257,702	231,150
Income from operations	147,213	109,661	71,324
Net income attributable to the shareholders of Teekay (1)	47,684	34,969	14,938
Earnings per common share of Teekay (1)(2)	0.55	0.40	0.17

	As at	As at	As at
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except number of shares)	2026	2025	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments (3)	127,378	120,165	177,394
Market value of investment in Teekay Tankers (4)	780,441	568,619	407,358
Number of outstanding common shares at end of period	87,004,134	86,056,804	83,467,936

(1)For the quarters ended March 31, 2026 and December 31, 2025, includes $7.4 million, or $0.08 per share, and $7.0 million, or $0.08 per share, respectively, related to gains on Teekay Tankers' vessel sales. For the quarter ended March 31, 2026, also includes $0.5 million or $0.01 per share, related to Teekay Tankers' gain on distribution from equity-accounted investment. For the quarter ended March 31, 2025, includes $3.4 million, or $0.04 per share, related to the net impact of gains on Teekay Tankers' vessel sales less Teekay Tankers' unrealized loss on marketable securities.
(2)Basic per share amounts.
(3)Teekay Parent's cash position increased compared to December 31, 2025, primarily due to the receipt from Teekay Tankers of cash dividends of $2.7 million and changes in working capital.
(4)As at March 31, 2026, December 31, 2025, and March 31, 2025, Teekay Parent owned 10.6 million Teekay Tankers Class A and B common shares, and the closing prices of Teekay Tankers' Class A common shares were $73.32 per share, $53.42 per share, and $38.27 per share, respectively.
Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, May 14, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the first quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 1992591.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group First Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers, a leading owner and operator of mid-sized crude tankers. Teekay Tankers has a fleet of 33 double-hull tankers (including 14 Suezmax tankers and 18 Aframax / LR2 tankers, and 1 VLCC) and has three time chartered-in tankers. In addition, Teekay Tankers manages and operates vessels for the Australian government and Australian energy companies as part of the marine services provided by Teekay Tankers and owns a ship-to-ship transfer business that performs full-service lightering and lightering support operations in the U.S. Gulf and Caribbean.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will”, “should” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay Corporation and Teekay Tankers; and the timing of a vessel delivery by Teekay Tankers.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Corporation and Teekay Tankers of their declared cash dividends; completion of transaction to acquire newbuilding contracts delivering in 2027, potential delays in vessel deliveries by and to Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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